FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2007

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey National plc ("Abbey")	Tuesday, 26 June 2007

Executive Directors’ Change in Responsibilities

Abbey announces the following changes in Executive Directors’ responsibilities. Nathan Bostock, Executive Director, will take interim responsibility for the Branch network and Abbey’s Premium Banking business within Abbey’s Retail Direct channel. This will be in addition to his role as Director of HR. Whilst these interim arrangements apply, his existing responsibilities for Finance and UK Corporate Banking will be discharged by other members of Abbey’s Executive Management Team.

As part of these interim arrangements, Miguel Bragança, Executive Director, Retail Products and Marketing will take responsibility for the remaining parts of Abbey’s Retail Direct channel (comprising Abbey’s Telephone Distribution channel, Business Banking and Commercial Mortgage business).

The above interim changes result from the decision of Abbey’s current Head of Retail Direct to leave Abbey. The interim changes will take effect immediately and remain effective until a new Head of Retail Direct is appointed.

The above changes are subject to FSA approval.

- Ends -

For further details, please contact:

Matthew Young, Communications Director:	Tel: 0207 756 4232

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 26 th May 2007	By / s / Jessica Petrie
(Authorised Signatory)